Year Ended August 31, 2004

John Hancock Tax-Exempt Series Fund

John Hancock Massachusetts Tax-Free Income Fund

Series 1
NAV per share - Class C         $12.75

Dividend from net investment income
       per share - Class C          0.4606

John Hancock New York Tax-Free Income Fund

Series 2
NAV per share - Class C        $12.46

Dividend from net investment income
        per share -  Class C        0.4505